THE UNILEVER N.V. 1997 EXECUTIVE SHARE OPTION SCHEME

		5 November 2001
		CONTENTS

1	.	Definitions and Interpretation	2

2	.	Grant of Options	3

3	.	Limits	3

4	.	Exercise of Options	4

5	.	Cash Equivalent	5

6	.	Take-over, Legal Merger, Dissolution	6

7	.	Variation of Capital	6

8	.	Alterations	6

9	.	Designation	7

10	.	Miscellaneous	7

NV Scheme Rules	1	November 2001

1.	Definitions and Interpretation
(1)	In this Scheme, unless the context otherwise requires:-
"Euronext" means Euronext Amsterdam N.V.;
"the Board" means the board of directors of the Company or a committee or third party appointed by such board of directors;
"the Company" means Unilever N.V. having its registered office in Rotterdam (registered number: 51830);
"the Grant Date" in relation to an Option means the date on which the Option was granted;
"the London Stock Exchange" means London Stock Exchange Limited;

"Open period" means the period which is not (a) the period from the financial year end (31 December) up to the preliminary announcement of the annual results (usually mid-February) or (b) the period of one month immediately preceding the announcement of the first, second and third quarterly results (usually early May, early August and mid-November respectively);

"Option" means an option granted under the Scheme to acquire Share Units, and for this purpose an option to acquire includes an option to purchase and an option to subscribe;
"Participant" means a person who holds an Option;
"Participating Company" means the Company or any Subsidiary;
"the Scheme" means the Unilever N.V. 1997 Executive Share Option Scheme as set out below;
"Share Unit" means a unit comprising:
(a) such number of shares or depository receipts for shares in the Company as the Board in its absolute discretion shall determine; and
(b) such number of shares in the UK Company as the Board in its absolute discretion shall determine.

"Subsidiary" means a body corporate which is a subsidiary of the Company within the meaning of article 2:24a of the Civil Code and any other company the Board has determined to be a subsidiary for the purposes of the Scheme;

"the UK Company" means Unilever PLC (registered in England and Wales No. 41424);
"the UK Scheme" means the Unilever PLC International 1997 Executive Share Option Scheme;
"the UK Scheme Company" means a body corporate whose directors and/or employees are eligible to receive options under the UK Scheme;
"the UK Subsidiary" means a body corporate, which is a subsidiary of the UK Company within the meaning of section 736 of the Companies Act 1985.
(2)	Any reference in the Scheme to any enactment includes a reference to that enactment as from time to time modified extended or re-enacted.

NV Scheme Rules	2	November 2001

2.	Grant of Options
(1)

Subject to Rule 3 below, the Board may grant to any employee of a Participating Company (including an employee who is also a director) an Option, upon the terms set out in the Scheme and upon such other terms as the Board may specify.

(2)	The date on which Option grants will be made in a year shall be determined by the Board.
(3)	The price at which shares may be acquired by the exercise of an Option shall be determined by the Board before the grant thereof, but shall not be less than:-
(a) in the case of shares or depository receipts for shares in the Company:
(i) if shares or depository receipts for shares of the same class are listed in the Official Daily List of Euronext, the quotation of that class (as derived from that List) at close of business on the Grant Date; or
(ii) except in the case of an Option to acquire shares otherwise than by subscription, the nominal value of those shares.
(b) in the case of shares in the UK Company:
(i) if shares of the same class as those shares are listed in the London Stock Exchange Daily Official List, the middle-market quotation of shares of that class (as derived from that List) on the Grant Date; or
(ii) except in the case of an Option to acquire shares otherwise than by subscription, the nominal value of those shares;
(4)	An Option granted to any person:-
(a) is personal and shall not, except as provided in Rule 4 (4) below, be capable of being assigned, transferred or encumbered by him, and
(b) shall lapse forthwith if he is adjudged bankrupt.
3.	Limits

No Options shall be granted in any year which would, at the time they are granted, cause the total number of Options granted in the period up to and including that year under the Scheme or under any other share option scheme adopted by the Company or by the UK Company, whether exercised or not, excluding the Options granted which have expired without having been exercised, to exceed such number as corresponds with such number of shares as represents 5 per cent of the ordinary share capital of the Company in issue at that time.

4.	Exercise of Options
(1)	The exercise of any Option shall be effected in such form and manner as the Board may from time to time prescribe.
(2)	Subject to sub-rules (3) and (4) below and to sub-rules (1) and (3) of Rule 6 below, an Option may not be exercised before the third anniversary of the Grant Date.
(3)	If any Participant dies or is adjudicated unfit to see after his personal affairs before exercising an Option granted to him and at a time when either he is a director or employee of a Participating Company or he is entitled to exercise the Option by virtue of sub-rule (4) below, the Option may (and must, if at all) be exercised by his successor or successors in right or his personal representative or representatives, as the case may be, within 12 months after the date of his death or of such adjudication.

NV Scheme Rules	3	November 2001

(4)	If any Participant ceases to be a director or employee of a Group Company (otherwise than by reason of his death), the following provisions apply in relation to any Option granted to him:-
(a)

if he so ceases by reason of injury, disability, redundancy or retirement on reaching (or, except where he so ceases within 2 years of the Grant Date otherwise than at the request of the Group Company of which he is a director or employee, before reaching) the age at which he is bound to retire in accordance with the terms of his contract of employment, or by reason only that his office or employment is in a company which ceases to be a Group Company, or relates to a business or part of a business which is transferred to a person who is not a Group Company, the Option may (and subject to sub-rule (3) above must, if at all) be exercised within the period which shall expire 24 months after his so ceasing or 42 months after the Grant Date, whichever shall be the later;

(b)

if he so ceases for any other reason, the Option may not be exercised at all unless the Board shall so permit, in which event it may (and subject to sub-rule (3) above must, if at all) be exercised to the extent permitted by the Board within the period which shall expire 12 months after his so ceasing or 42 months after the Grant Date, whichever shall be the later;

and if the Board is satisfied that the Participant is about to cease to be a director or employee of a Group Company as mentioned in paragraph (a) or (b) above on any day, the Option may to the extent permitted by the Board also be exercised within the period of 30 days immediately preceding that day.

(5)

A Participant shall not be treated for the purposes of sub-rule (4) above as ceasing to be a director or employee of a Group Company until such time as he is no longer a director or employee of any of the Group Companies.

(6)

Notwithstanding any other provision of the Scheme, an Option may not be exercised (i) after the expiration of the period of 10 years (or such other period not exceeding 10 years as the Board may have determined before the grant thereof) beginning with the Grant Date, and (ii) at any time the exercise of Options is prohibited by applicable national laws, rules or regulations of any public authority or of Euronext or the London Stock Exchange or any other stock exchange on which shares of the Company or the UK Company are listed or by any Unilever Share Dealing Code.

(7)

Within 30 days after an Option has been exercised by any person, the Board on behalf of the Company shall procure the transfer to him (or a nominee for him) of the number of shares in respect of which the Option has been exercised against payment of the Option price, provided that:-

	(a)	the Board considers that the issue or transfer thereof would be lawful in all relevant jurisdictions; and
(b)

in a case where a Group Company is obliged (in any jurisdiction) to account for any tax for which the person in question is liable by virtue of the exercise of the Option and/or for any social security contributions recoverable from the person in question (together, the "Tax Liability"), that person has either:-

		(i)	made a payment to the Group Company of an amount equal to the Tax Liability; or
		(ii)	entered into arrangements to secure that such a payment is made to the Group Company concerned (whether by authorising the Company to procure the sale

NV Scheme Rules	4	November 2001

of some or all of the shares on his behalf and authorising the payment to the Group Company of the relevant amount out of the proceeds of sale or otherwise).
(8)

If shares in the Company of the same class as those allotted under the Scheme are listed in the Euronext Official List, the Company shall apply to Euronext for any shares so allotted to be admitted to that List and if shares in the UK Company of the same class as those allotted under the Scheme are listed on the London Stock Exchange, the UK Company shall apply for any shares so allotted to be admitted to the London Stock Exchange.

5.	Cash Equivalent
(1)

The Board may at any time prior to the transfer of shares in accordance with Rule 4 (7) determine that the Participant, in substitution for his right to acquire such number of those shares as the Board may decide (but in full and final satisfaction of his said right), shall paid by way of additional emoluments a sum equal to the cash equivalent of that number of shares.

(2)	For the purposes of this Rule, the cash equivalent of any shares is the amount by which
(a) in the Board's opinion the market value of those shares on the day last preceding the date on which the Option was exercised; or
(b)

if at the relevant time, shares of the class as those shares were listed in the Official Daily list of Euronext, the quotation of shares of that class, as derived from that List, at close of business on the dealing day last preceding that date; or

(c)

if at the relevant time, shares of the same class as those shares were listed in the London Stock Exchange Daily Official List, the middle-market quotation of shares of that class, as derived from that List, on the dealing day last preceding that date exceeds the price at which those shares may be acquired by the exercise of the Option.
(3)

Subject to sub-rule (4) below, as soon as reasonably practicable after a determination has been made under sub-rule (1) above that a person shall be paid a sum in substitution of his right to acquire any number of shares:-

(a) the Company shall pay to him or procure the payment to him of that sum in cash, and
(b) if he has already paid the Company for those shares, the Company shall return to him the amount so paid by him.
(4)

The Participant shall not, except with the written approval of the Board, be entitled to avail himself of the right to elect payment of the cash equivalent at any time the sale of Unilever securities is prohibited by applicable national laws, rules or regulations of any public authority or of Euronext or the London Stock Exchange or any other stock exchange on which shares of the Company or the UK Company are listed or by any Unilever Share Dealing Code.

(5)	There shall be made from any payment under this Rule such deductions (on account of tax or similar liabilities) as may be required by law or as the Board may reasonably consider to be necessary or desirable.

NV Scheme Rules	5	November 2001

6.	Take-over, Legal Merger, Dissolution
(1)

If any person obtains control of the Company or of the UK Company as a result of making a general offer to acquire shares in the Company or the UK Company, or having obtained such control makes such an offer, the Board shall within 7 days of becoming aware thereof notify every Participant thereof and, subject to sub-rules (3), (4) and (6) of Rule 4 above, an Option may be exercised within one month (or such longer period as the Board may permit) of such notification.

(2)

For the purposes of sub-rule (1) above, a person shall be deemed to have obtained control of the Company or the UK Company if he and others acting in concert with him have together obtained control of it.

(3)

If the Company or the UK Company passes a resolution for amalgamation or legal merger with another company, not being a Group Company, or for dissolution, or if a court order is made for the dissolution of the Company or the UK Company, the Board shall forthwith notify every Participant thereof and any Option may, subject to sub-rules (3), (4) and (6) of Rule 4 above, be exercised within one month of such notification, but to the extent that it is not exercised within that period shall (notwithstanding any other provision of the Scheme) lapse on the expiration thereof.

7.	Variation of Capital
(1)

In the event of (i) any increase, reduction or variation of the share capital of the Company or the UK Company (whenever effected) and (ii) of any change in the certification of the shares of the Company by N.V. Nederlandsch Administratie- en Trustkantoor, the Board may make such adjustments as it considers appropriate under sub-rule (2) below.

(2)	An adjustment made under this sub-rule shall be to one or more of the following:
(a) the number of shares in respect of which any Option may be exercised;
(b) the price at which shares may be acquired by the exercise of any such Option;
(c)

where any such Option has been exercised but no shares have been allotted or transferred pursuant to such exercise, the number of shares which may be so allotted or transferred and the price at which they may be acquired.

(3)

The Board shall forthwith notify every Participant of the occurrence of any of the events mentioned in sub-rule (1). After such notification (i) the Options shall, except with the written approval of the Board, not be exercisable until further notice of the Board of any adjustment made under sub-rule (2), and (ii) the Company shall no longer be under obligation to give any effect to any prior exercise of an Option, which shall to that extent be deemed not to have been exercised.

(4)	As soon as reasonably practicable after making any adjustment under sub-rule (2) above, the Board shall give notice in writing thereof to any Participant affected thereby.
8.	Alterations
(1)

Notwithstanding Rule 7 and subject to sub-rule (2) below, the Board may at any time alter or add to all or any of the provisions of the Scheme, or the terms of any Option granted under it, in any respect.

(2)	No alteration or addition to the disadvantage of any Participant shall be made under sub-rule (1) above unless:-

NV Scheme Rules	6	November 2001

(a) the Board shall have invited every such Participant to give an indication as to whether or not he approves the alteration or addition, and
(b) the alteration or addition is approved by a majority of those Participants who have given such an indication.
(3)	As soon as reasonably practicable after making alteration or addition under sub-rule (1) above, the Board shall give notice in writing thereof to any Participant affected thereby.
9.	Designation

The Board may designate a Subsidiary to enter into Option agreements with persons to whom Options have been granted under the Scheme, and may delegate to such Subsidiary its powers under the Scheme, with the exception of the powers conferred to the Board in Rule 2 and sub-rule 10 (2).

10.	Miscellaneous
(1)

The rights and obligations of any individual under the terms of his office or employment with any Participating Company shall not be affected in any way by his participation in the Scheme or any right which he may have to participate therein, and an individual who participates therein shall waive any and all rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights under or be entitled to exercise any Option under the Scheme as a result of such termination.

(2)

In the event of any dispute or disagreement as to the interpretation of the Scheme, or as to any question or right arising from or related to the Scheme, the decision of the Board shall be final and binding upon all persons.

(3)

The Company and any Subsidiary may assist to any Participant to enable him to acquire shares to be held in accordance with the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by article 2:98c of the Civil Code.

(4)

All tax or other consequences which under any applicable national laws, rules or regulations, whether effective on the Grant Date or becoming effective thereafter, and any changes or modifications therein and termination thereof, may result for the Participant from the grant or the exercise of an Option, shall be for the sole risk and account of such Participant.

(5)	Neither any Group Company, nor any director, officer or employee of any Group Company shall be liable for damage or costs as a result of any delay in complying with the requirements under the Scheme.
(6)

Any notice or other communication under or in connection with the Scheme may be given by personal delivery or by sending the same by post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Participating Company, either to his last known address or to the address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment.

(7)	The laws of the Netherlands shall govern any Option agreement entered into pursuant to this Scheme.

NV Scheme Rules	7	November 2001